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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  February 27, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

  Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

  Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

  a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:.

  press releases;

  communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

  documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Exhibit Index for January 26, 2004  Form 6-K

1.0

News Release Issue No. 4 - 2004  dated February 27, 2004.

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  4  - 2004

FEBRUARY 27, 2004
FOR IMMEDIATE RELEASE

INITIAL UNDERGROUND DEFINITION DRILLING
CONFIRMS CONTINUITY AND GRADE OF ZONE 113 AT CASA BERARDI

Aurizon Mines Ltd. is pleased to report that results from the first twenty-two definition holes have confirmed the continuity of Zone 113 at its Casa Berardi Project, Quebec.  The most significant results returned 13.8 grams of gold per tonne over 39.0 metres and 13.8 grams of gold per tonne over 16.3 metres.  All drilling was conducted from the newly developed 550 metre level exploration drift. The current definition drill program confirms the grades and widths indicated by previous surface exploration holes.

“These initial results from the underground drilling program have returned higher grades than expected and correlate well with previous surface holes.  We have significantly increased our confidence level on the grade and continuity of Zone 113 in the area covered by the drilling.  The results move us closer to our primary goal of completing an updated feasibility study later this year.” said David P. Hall, President and Chief Executive Officer.

The Definition Drill Program

In December of 2002, Aurizon announced an underground exploration program at Casa Berardi to access Zone 113 in order to increase the level of confidence of the grade and continuity of the mineralization. The plan called for the extension of the main ramp from the West Mine to the 550 metre level, the development of a 450 metre exploration drift, the detailed drilling of Zone 113, and the development of the mineralized zone to test the continuity of the mineralization and to provide a bulk sample.

To date, Aurizon has completed the ramp extension from the 450 metre level to 550 metre level, developed 192 metres of the planned 450 metres of exploration drift, and completed a crosscut of 145 metres through Zone 113 and the Casa Berardi fault.  Development of the exploration drift is still in progress. An underground drilling program, using two rigs, was initiated in November, 2003. Initial hole spacing will be 25 metres (lateral) by 50 metres (vertical).  Final hole spacing is planned at 25 metres by 25 metres.

To date, forty (40) holes have been completed along four different vertical sections and horizontal fan drilling at the 550 metre level. All holes drilled to test Zone 113 have intersected a 40 to 70 metre wide mineralized corridor adjacent to the Casa Berardi fault. All holes have been drilled through the Casa Berardi Fault.  Assays have been received for twenty-two (22) holes to date and are reported below:

February 27, 2004

Initial Underground Definition Drilling Confirms Continuity and Grade of Zone 113 at Casa Berardi

Comparison of surface to underground drill holes

To date, underground drill holes have compared favourably with surface holes drilled during the 1998/1999 campaign. In the drilled area, five holes intersected the mineralized zone within 15 metres of previously reported surface exploration holes.

Gold mineralization is found within large quartz veins and associated hanging wall stockwork. The gold mineralization is not restricted to the quartz veins.  Quartz veins are oblique to the Casa Berardi fault, which is 0.15 to 2.0 metres wide, as expected.

Previous surface exploration holes				2004 underground exploration holes
Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)		Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)
S17B	5.0	19.4	compared with	U304	7.3	44.7
S17A	5.5	4.7	compared with	U305	Low values
S8 S18	4.3 3.2	24.5 21.5	compared with	U178	5.9	32.8
S6 S6A	6.5 5.0	37.6 50.8	compared with	U173	13.8	39.0
S3	5.8	12.1	compared with	U309 and	6.7 8.3	8.2 14.3

Access to Zone 113 on the 550 level

A crosscut from the exploration drift to Zone 113 has been excavated on the 550 metre level, ten (10) metres east of and parallel to the hole U168. The crosscut spans the entire mineralized corridor and ends 10 metres north of the Casa Berardi fault. A lithological section along the crosscut intersected twenty (20) metres of disseminated sulphide and vein stockwork followed by a thirty (30) metre wide quartz vein. The first ten (10) metres of the quartz vein contained high grade material. The mineralized zone ends at the Casa Berardi fault which, at this location, is only  fifteen to twenty centimetres wide. The mineralized zone excavated during the development is similar to the zone interpreted from surface and underground drilling. Comparative grade estimates of the drift are calculated by length-weight averaging of chip samples taken along both the west and east walls of the drift and by muck samples taken once for every fifteen (15) tonnes of material removed from the drift. Grade estimate comparisons are found in the table below:

Mineralized Zone	Length metres	Hole U168 Gold grams /tonne	Chip samples Gold grams /tonne	Muck samples Gold grams /tonne
Disseminated sulphide and vein stockwork	20	1.2	1.4	1.0
High grade quartz	10	6.2	11.5	10.1
Low grade quartz	20	1.3	2.2	3.3

Quality Control

Drill core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control. Assay checking on the pulp and reject samples will be carried out in the coming weeks. Primary assaying is performed by SGS Geochemical Laboratories of Rouyn-Noranda.

Drill hole planning, implementation and the quality control program is supervised by Robert Crepeau, P.Geol., Principal Mine Geologist, who is an appropriately qualified person as defined by National Instrument 43-101.

February 27, 2004

Initial Underground Definition Drilling Confirms Continuity and Grade of Zone 113 at Casa Berardi

Additional Information

A sketch indicating the area covered by the current underground definition drilling program described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol ”ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.